Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 28 premier office properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary. Our development portfolio consists of a 980,000 square foot property in the downtown core of Toronto.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
Brookfield Place Toronto
Bay Wellington Tower	1	98.4%	1,297	44	1,341	68	1,409	100%	1,409
Retail & Parking(1)	1	96.4%	—	52	52	503	555	56%	308
First Canadian Place	1	90.4%	2,380	241	2,621	215	2,836	25%	709
Bay Adelaide West	1	97.2%	1,156	35	1,191	408	1,599	100%	1,599
Exchange Tower	1	91.0%	962	68	1,030	203	1,233	50%	617
Hudson's Bay Centre	1	97.2%	533	212	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	97.9%	429	55	484	27	511	100%	511
151 Yonge St.	1	82.1%	289	11	300	113	413	25%	103
105 Adelaide St. West	1	88.7%	177	7	184	32	216	100%	216
HSBC Building	1	99.9%	194	—	194	34	228	100%	228
22 Front St. West	1	100.0%	137	7	144	2	146	100%	146
	12	94.2%	8,002	748	8,750	1,851	10,601		6,900

OTTAWA
Place de Ville I	2	98.0%	571	11	582	365	947	25%	237
Place de Ville II	2	91.4%	598	12	610	329	939	25%	235
Jean Edmonds Towers	2	100.0%	542	10	552	110	662	25%	166
	6	96.3%	1,711	33	1,744	804	2,548		638

CALGARY
Bankers Hall	3	99.7%	1,939	223	2,162	482	2,644	50%	1,322
Bankers Court	1	100.0%	257	7	264	70	334	50%	167
Suncor Energy Centre	2	99.7%	1,706	26	1,732	348	2,080	50%	1,040
Fifth Avenue Place	2	99.3%	1,428	49	1,477	294	1,771	50%	886
	8	99.6%	5,330	305	5,635	1,194	6,829		3,415
VANCOUVER
Royal Centre	1	87.8%	488	94	582	258	840	100%	840
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL COMMERCIAL PROPERTIES	28	96.0%	15,531	1,183	16,714	4,107	20,821		11,796

DEVELOPMENT
TORONTO
Bay Adelaide East	1	60.0%	980	—	980	—	980	100%	980

TOTAL PORTFOLIO	29		16,511	1,183	17,694	4,107	21,801		12,776

(1) Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	4

PART II – FINANCIAL STATEMENT ANALYSIS	8

PART III – RISKS AND UNCERTAINTIES	23

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26

PART V – BUSINESS ENVIRONMENT AND OUTLOOK	29

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS	31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	34

CONSOLIDATED FINANCIAL STATEMENTS	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	39

UNITHOLDER INFORMATION	52

SELECTED FINANCIAL AND OPERATIONAL INFORMATION	53

BOARD OF TRUSTEES AND OFFICERS	54

2	2013 Annual Report

FORWARD-LOOKING STATEMENTS

This annual report to unitholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Trust’s documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Canada Office Properties	3

Management’s Discussion and Analysis of Financial Results

March 3, 2014

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013, includes material information up to March 3, 2014. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX,” the “Trust,” “we”, “our” or “us” ) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”), a wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”), on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired BPO’s interest in Brookfield Place Toronto, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from BPO, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa and on July 11, 2013, we acquired Bay Adelaide East from BPO totaling 980,000 square feet in Toronto.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 35 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

We included our discussion of operating performance on an IFRS basis beginning on page 16 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures are commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. Commercial property net operating income, funds from operations and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to transaction costs, fair value gains (losses), and certain other non-cash items. Adjusted funds from operations is defined by us as funds from operations net of second-generation leasing commissions and tenant improvements, maintaining value capital expenditures, and straight-line rental income.

Commercial property net operating income is an important measure that we use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing the performance of real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income, a full reconciliation of net income to funds from operations and adjusted funds from operations, and a reconciliation of cash generated from operating activities to adjusted funds from operations beginning on page 19.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests, develops and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At December 31, 2013, the carrying value of BOX’s total assets was $5,608.8 million. During 2013, we generated $164.8 million of net income ($1.77 per unit), $144.7 million of funds from operations ($1.55 per unit), and $110.1 million of adjusted funds from operations ($1.18 per unit).

4	2013 Annual Report

FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

(Millions, except per-unit amounts)	2013	2012	2011
Results of operations
Commercial property revenue	$521.9	$515.1	$446.7
Net income	164.8	527.5	355.4
Funds from operations(1)	144.7	139.0	127.0
Adjusted funds from operations(1) (2)	110.1	107.4	95.4
Distributions	109.1	103.4	100.7
Per unit amounts – attributable to unitholders
Net income	1.77	5.66	3.81
Funds from operations(1)	1.55	1.49	1.36
Adjusted funds from operations(1) (2)	1.18	1.15	1.02
Distributions	1.17	1.11	1.08

(Millions, except per-unit amounts)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Balance sheet data
Total assets	$5,608.8	$5,163.6	$4,698.1
Investment properties	5,390.2	5,090.2	4,637.9
Investment property and corporate debt	2,354.9	2,013.0	1,980.3
Total equity	3,092.3	3,035.6	2,610.9
Total equity per unit	33.18	32.57	28.01
(1)	Non-IFRS measure. Refer to description of non-IFRS measures and reference to reconciliation to comparable IFRS measures beginning on page 18.

(2) Current period amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Prior period amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 21.

COMMERCIAL PROPERTY OPERATIONS

Our strategy to own premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 28 properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Our development portfolio consists of the Bay Adelaide East development site totaling 980,000 square feet. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

Brookfield Canada Office Properties	5

The following table summarizes our commercial property portfolio by region as at December 31, 2013:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity(2) (Millions)
Commercial properties
Eastern region	19	13,152	7,541	$3,207.5	$425	$1,428.3	$1,779.2
Western region	9	7,669	4,255	1,950.7	458	923.5	1,027.2
Total	28	20,821	11,796	$5,158.2	$437	$2,351.8	$2,806.4

(1) Excludes debt associated with our development property and corporate debt.

(2) Represents fair value less debt and excludes working capital and is a non-IFRS measure.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 23.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 6.5% of our leases, on average, mature annually up to 2018.

Our average lease term is eight years. The following is a breakdown of lease maturities by region with associated in-place rental rates on our commercial properties:

Total Portfolio				Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	665	4.0		506	5.8		64	3.7
2014	1,428	8.5	$25	272	3.1	$28	1,099	63.0	$23
2015	1,294	7.7	23	501	5.7	32	543	31.1	12
2016	1,345	8.0	26	792	9.1	28	8	0.5	23
2017	629	3.8	30	539	6.2	30	5	0.3	19
2018	761	4.6	32	504	5.7	30	3	0.2	20
2019	789	4.7	30	653	7.4	28	—	—	—
2020	1,271	7.6	34	971	11.1	32	9	0.5	27
2021 & beyond	8,532	51.1	31	4,012	45.9	29	13	0.7	24
Parking and other	4,107	—	—	1,851	—	—	804	—	—
Total	20,821	100.0		10,601	100.0		2,548	100.0
Average market net rent(2) (3)			$33			$33			$21

Calgary, Alberta				Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	24	0.4		71	12.2		—	—
2014	49	0.9	$40	8	1.4	$29	—	—	$—
2015	215	3.8	30	35	6.0	27	—	—	—
2016	468	8.3	23	77	13.2	26	—	—	—
2017	65	1.2	28	20	3.4	28	—	—	—
2018	227	4.0	38	27	4.6	38	—	—	—
2019	100	1.8	44	35	6.0	26	1	33.3	28
2020	242	4.3	43	49	8.5	35	—	—	—
2021 & beyond	4,245	75.3	34	260	44.7	18	2	66.7	26
Parking and other	1,194	—	—	258	—	—	—	—	—
Total	6,829	100.0		840	100.0		3	100.0
Average market net rent(2)			$36			$32			$—

(1) Net rent at expiration of lease.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 18 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3) Average market net rent for Toronto reflects higher market rents for Brookfield Place Toronto and Bay Adelaide West, which comprise 30% of BOX’s exposure in Toronto.

6	2013 Annual Report

Commercial Development

The following table summarizes our Bay Adelaide East development project at December 31, 2013:

			Number of	Owned
(Square feet in 000’s)	Region	Location	Sites	Interest	Leasable Area
Bay Adelaide East	Toronto	Bay and Adelaide Street	1	100%	980

Bay Adelaide East is 60% pre-leased to anchor tenants Deloitte LLP and Borden Ladner Gervais and is targeted to be completed in late 2015.

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;
•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Total equity per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 19 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

Brookfield Canada Office Properties	7

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $5,608.8 million at December 31, 2013 (compared to $5,163.6 million at December 31, 2012). The following is a summary of our assets:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Non-current assets
Investment properties
Commercial properties	$5,158.2	$5,090.2
Commercial developments	232.0	—
	5,390.2	5,090.2
Current assets
Tenant and other receivables	17.5	25.4
Other assets	6.3	7.0
Cash and cash equivalents	194.8	41.0
	218.6	73.4
Total	$5,608.8	$5,163.6

COMMERCIAL PROPERTIES

Commercial properties comprise of our direct interests in wholly owned commercial properties and our proportionate share of the related assets, liabilities, revenue and expenses in our jointly controlled commercial properties.

The fair value of our commercial properties was $5,158.2 million as at December 31, 2013 (compared to $5,090.2 million at December 31, 2012). The increase in value of commercial properties is attributable to capital expenditures, leasing costs and the recognition of fair value gains as a result of improvements to tenant profiles and valuation parameters.

A breakdown of our commercial properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Dec. 31, 2013	Dec. 31, 2012
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	19	13,152	7,541	$3,207.5	$3,208.5
Western region	9	7,669	4,255	1,950.7	1,881.7
Total commercial properties	28	20,821	11,796	$5,158.2	$5,090.2
Fair value per Sq. Ft.				$437	$432

The key valuation metrics for our commercial properties are as follows:

	December 31, 2013			December 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	8.00%	6.00%	6.49%	7.75%	6.00%	6.45%
Terminal cap rate	7.00%	5.25%	5.67%	7.00%	5.25%	5.63%
Hold period (yrs)	13	10	11	14	10	11

Western region
Discount rate	6.75%	6.00%	6.34%	7.25%	6.00%	6.43%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cash flows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $130.6 million and $167.7 million, or 2.5% and 3.3%, respectively, at December 31, 2013.

8	2013 Annual Report

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO. We may experience a delay between lease commencement and the payment of leasing costs due to timing of the tenant installation and the required inspections and certifications. For the year ended December 31, 2013, such expenditures totaled $22.1 million (compared to $27.0 million in 2012). The decrease is primarily related to higher tenant installation costs incurred on the lease-up of space at Suncor Energy Centre, Bay Adelaide West, HSBC Building and Brookfield Place Toronto in 2012.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2013 totaled $20.7 million (compared to $28.8 million in 2012). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our commercial properties.

Capital expenditures include maintaining value expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the year ended December 31, 2013, maintaining value capital expenditures totaled $9.4 million (compared with $3.2 million in 2012), while the remaining capital expenditures of $11.3 million (compared with $25.6 million in 2012) primarily consist of the washroom upgrades at Brookfield Place, Fifth Avenue Place, Royal Centre and First Canadian Place, a floor conversion project at First Canadian Place and external plaza membrane upgrades at Fifth Avenue Place. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the year ended December 31, 2013, $12.6 million of our total capital expenditures were recoverable (compared with $15.4 million in 2012).

The following table summarizes the second-generation leasing commissions and tenant improvements, and maintaining value capital expenditures recorded on our commercial properties during the year ended December 31, 2013. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our properties with the exception of Bay Adelaide West that is considered “first-generation” since it was a new development completed in 2009 and associated leasing costs may not be representative of our normal spend. Second-generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants.

For the year ended December 31, 2013, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Fifth Avenue Place, Place de Ville I, Place de Ville II, Bankers Hall and First Canadian Place, tenant improvements at Bankers Hall, Hudson’s Bay Centre, Fifth Avenue Place, First Canadian Place and tenant build-outs at Royal Centre.

(Millions)	2013	2012
Second-generation leasing commissions and tenant improvements	$20.1	$21.4
Maintaining value capital expenditures	9.4	3.2
Total	$29.5	$24.6

The following table summarizes the changes in value of our commercial properties during the year ended December 31, 2013:

(Millions)	Dec. 31, 2013
Beginning of year	$5,090.2
Additions:
Capital expenditures and tenant improvements	35.0
Leasing commissions	7.0
Tenant inducements	0.8
Fair value gains	22.6
Other changes	2.6
End of year	$5,158.2

COMMERCIAL DEVELOPMENT

Commercial development consists of the Bay Adelaide East development site, acquired from our parent company, BPO, for an aggregate total investment of $601.9 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing. Once completed, the building will add 980,000 square feet of high-quality, centrally located leasable space to our portfolio. At closing, we paid BPO $169.9 million representing the amount invested and value created to date in the project at close, net of working capital associated with the development. We have committed to fund an additional $26.0 million of up-front equity and an additional $350.0 million funded from a first mortgage construction loan. Additionally, we will make a final payment to BPO of $56.0 million on stabilization, subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017. Bay Adelaide East is currently 60% pre-leased and is on target to be completed in late 2015.

Brookfield Canada Office Properties	9

Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The total fair value of development land and infrastructure was $232.0 million at December 31, 2013.

The details of development expenditures during the year ended December 31, 2013 are as follows:

(Millions)	2013	2012
Construction costs	$54.4	$—
Property taxes and other related costs	3.3	—
Capitalized borrowing costs	4.4	—
Total	$62.1	$—

The following table summarizes the changes in value of our commercial development during the year ended December 31, 2013:

(Millions)	Dec. 31, 2013
Beginning of year	$—
Additions:
Acquisition	169.9
Development expenditures	62.1
End of year	$232.0

TENANT AND OTHER RECEIVABLES

Tenant and other receivables decreased to $17.5 million at December 31, 2013, from $25.4 million at December 31, 2012.

OTHER ASSETS

The components of other assets are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Prepaid expenses and other assets	$6.3	$6.2
Restricted cash	—	0.8
Total	$6.3	$7.0

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At December 31, 2013, cash balances were $194.8 million, compared to $41.0 million at December 31, 2012.

LIABILITIES AND EQUITY

Our asset base of $5,608.8 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Non-current liabilities
Investment property and corporate debt	$2,229.1	$1,396.6

Current liabilities
Investment property and corporate debt	125.8	616.4
Accounts payable and other liabilities	161.6	115.0
	287.4	2,128.0

Equity
Unitholders’ equity	854.7	838.1
Non-controlling interest	2,237.6	2,197.5
	3,092.3	3,035.6
Total liabilities and equity	$5,608.8	$5,163.6

10	2013 Annual Report

INVESTMENT PROPERTY AND CORPORATE DEBT

Investment property and corporate debt (current and non-current) totaled $2,354.9 million at December 31, 2013 (compared to $2,013.0 million at December 31, 2012). The increase is primarily attributable to refinancings related to Brookfield Place Toronto and 105 Adelaide in Toronto, and Suncor Energy Centre and Bankers Hall in Calgary, offset by a repayment of our revolving corporate credit facility, and principal amortization payments. Investment property and corporate debt at December 31, 2013 had a weighted-average interest rate of 4.22%. Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our investment property debt portfolio with the average lease term of our properties. As a result of our refinancings, at December 31, 2013, the average term to maturity of our investment property debt increased to eight years, compared to our average lease term of eight years.

The details of investment property and corporate debt at December 31, 2013, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial property
Jean Edmonds Towers	Ottawa	5.55	January 2014	$0.1	Non-recourse - fixed rate
151 Yonge St.	Toronto	2.92	July 2014	9.2	Non-recourse - floating rate
First Canadian Place	Toronto	5.37	December 2014	71.1	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	2.99	May 2015	101.4	Limited recourse - fixed rate
Royal Centre	Vancouver	3.33	June 2015	144.1	Non-recourse - fixed rate
2 Queen St. East	Toronto	5.64	December 2017	28.6	Non-recourse - fixed rate
Brookfield Place Toronto	Toronto	3.24	January 2020	519.8	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24	October 2020	17.9	Non-recourse - fixed rate
Bankers Court	Calgary	4.96	November 2020	44.7	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40	April 2021	85.1	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71	August 2021	167.2	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43	December 2021	391.3	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03	April 2022	115.2	Non-recourse - fixed rate
HSBC Building	Toronto	4.06	January 2023	43.5	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87	May 2023	37.0	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38	November 2023	300.0	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79	January 2024	15.6	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19	August 2033	275.0	Non-recourse - fixed rate

Development
Bay Adelaide East(2)	Toronto	3.15	December 2016	5.0	Limited recourse - floating rate

Corporate
$200M Corporate Revolver	—	—	August 2017	—	Recourse - floating rate
		4.22		2,371.8
Premium on assumed mortgages				1.2
Deferred financing costs				(18.1)
Total		4.22		$2,354.9

(1) This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million.

(2) This loan has a three year term from the date of the initial advance, and has limited recourse to the Trust’s parent, BPP, for up to $75.0 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred.

The details of the financing transactions completed during the year ended December 31, 2013, are as follows:

(Millions)			New Proceeds (1)	Net Proceeds Generated (1)	Interest Rate (%)	Mortgage Detail	Maturity
Brookfield Place Toronto	Q1	Refinancing	$525.0	$213.0	3.244%	Non-recourse	January 2020
105 Adelaide St. West	Q2	Refinancing	37.5	16.8	3.870%	Non-recourse	May 2023
Hudson’s Bay Centre	Q2	Extension	—	—	2.999%	Limited recourse	May 2015
Suncor Energy Centre	Q3	Refinancing	275.0	61.8	5.188%	Non-recourse	August 2033
$200M Corporate Revolver	Q3	Extension	—	—	BA + 1.75%	Recourse	August 2017
Bankers Hall	Q4	Refinancing	300.0	146.0	4.377%	Non-recourse	November 2023

(1) Excludes financing costs.

Brookfield Canada Office Properties	11

During the first quarter of 2013, we repaid the amount drawn on our revolving corporate credit facility of $68.0 million.

During the fourth quarter of 2013, an advance of $5.0 million was drawn from the Bay Adelaide East construction facility at an average interest rate of 3.15%.

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Dec. 31, 2013
2014	$47.2	$78.6	$125.8	5.08%
2015	44.1	235.1	279.2	3.20%
2016	42.9	5.0	47.9	3.15%
2017	45.3	28.6	73.9	5.64%
2018	47.4	—	47.4	—%
2019 and thereafter	270.8	1,509.9	1,780.7	4.29%
Total	$497.7	$1,857.2	$2,354.9	4.22%

(1) Net of transaction costs.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$2,354.9	$125.8	$327.1	$121.3	$1,780.7
Interest expense – investment property and corporate debt(2)	752.7	98.4	172.2	159.1	323.0
Minimum rental payments - ground leases(3)	490.9	6.9	13.8	13.8	456.4
	$3,598.5	$231.1	$513.1	$294.2	$2,560.1

(1) Net of transaction costs.

(2) Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.

(3) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). Our credit ratings at December 31, 2013, and at the date of this report were:

	DBRS	S&P
Issuer Rating	BBB (stable)	BBB- (Credit Watch)	(1)

(1) Rating was given in conjunction with BPO’s rating as S&P views these two related companies as one rated entity.

We are committed to arranging our affairs to maintain these ratings and improve them further over time.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not a recommendation to purchase, hold or sell our Trust Units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59.7 million ($63.0 million Australian dollars), is being pursued against one of our subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against us is $15.2 million ($16.0 million Australian dollars), which has been fully provided for in the Trust’s financial statements. We anticipate that this specific litigation will be settled in 2014.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 15 of the consolidated financial statements.

12	2013 Annual Report

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $161.6 million at December 31, 2013 (compared to $115.0 million at December 31, 2012). The increase is primarily related to timing of accrued liabilities, timing of interest payments and the litigation accrual as discussed in the “Corporate Guarantees and Contingent Obligations” section of the MD&A.

A summary of the components of accounts payable and other liabilities is as follows:

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$141.0	$102.3
Accrued interest	20.6	12.7
Total	$161.6	$115.0

EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Trust Units	$552.1	$551.1
Contributed surplus	3.1	3.1
Retained earnings	299.5	283.9
Unitholders’ equity	854.7	838.1
Non-controlling interest	2,237.6	2,197.5
Total	$3,092.3	$3,035.6

The following tables summarize the changes in the units outstanding during the year ended December 31, 2013 and December 31, 2012:

	2013
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,132,882	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	34,953	—
Total units outstanding at December 31, 2013	26,167,835	67,088,022

	2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,110,560	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	22,322	—
Total units outstanding at December 31, 2012	26,132,882	67,088,022

At December 31, 2013, the weighted average number of Trust Units outstanding was 26,150,847 (compared to 26,121,860 at December 31, 2012).

In November 2013, we renewed our normal course issuer bid for our Trust Units for a further one-year period. During the twelve-month period commencing November 7, 2013, and ending November 6, 2014, we may purchase on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange, and/or other exchanges or alternative trading systems if eligible, or by such other means as may be permitted by the TSX, up to 1,308,057 Trust Units, representing approximately 5% of its issued and outstanding Trust Units. No Trust Units were repurchased by the Trust under its normal course issuer bid for the year ended December 31, 2013. A copy of the Notice of Intention relating to our normal course issuer bid may be requested without charge.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Brookfield Canada Office Properties	13

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following tables present distributions declared to Trust unitholders and non-controlling interest for the year ended December 31, 2013 and December 31, 2012.

	2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$27.9	$ 72.1
Payable as of December 31, 2013	2.6	6.5
Total	$30.5	$ 78.6
Per unit	$1.17	$ 1.17

	2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$26.4	$ 67.9
Payable as of December 31, 2012	2.6	6.5
Total	$29.0	$ 74.4
Per unit	$1.11	$ 1.11

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements
•	fund current development costs not covered by construction loans; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures;
▪	property acquisitions; and
▪	repurchase of our units.

14	2013 Annual Report

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, development costs and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities; and
•	credit facilities and refinancing opportunities; and
•	construction loans

Our investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance investment property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At December 31, 2013, our available liquidity consists of $194.8 million of cash on hand, and $196.4 million of undrawn capacity on our corporate credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of December 31, 2013, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.7%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long-term 9.0% return on equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark.

Brookfield Canada Office Properties	15

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Investment property and corporate debt	4.2%	5.2%	$2,354.9	$2,013.0
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	696.9	764.0
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,784.9	1,964.0
Total	6.7%	7.4%	$4,836.7	$4,741.0

(1) Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the Toronto Stock Exchange (“TSX”).

(3) Assumes a long-term 9.0% return on equity for December 31, 2013 and December 31, 2012.

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

(Millions, except per unit amounts)	2013	2012
Commercial property revenue	$521.9	$515.1
Direct commercial property expense	250.0	245.9
	271.9	269.2
Investment and other income	0.9	—
Interest expense	105.2	109.3
General and administrative expense	25.4	20.9
Income before fair value gains	142.2	139.0
Fair value gains	22.6	388.5
Net income and comprehensive income	$164.8	$527.5
Net income and comprehensive income attributable to:
Unitholders	$46.1	$147.7
Non-controlling interest	118.7	379.8
	$164.8	$527.5
Net income per Trust unit	$1.77	$5.66

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $521.9 million for the year ended December 31, 2013 (compared to $515.1 million in 2012). The increase is primarily due to increases in occupancy at Brookfield Place Toronto, Bay Adelaide West and Hudson’s Bay Centre in Toronto, Suncor Energy Centre, Bankers Hall and Fifth Avenue Place in Calgary and continued growth in same property revenues offset by expiries at First Canadian Place, Exchange Tower and Royal Centre.

The components of revenue are as follows:

(Millions)	2013	2012
Rental revenue	$518.5	$505.8
Non-cash rental revenue	2.6	8.0
Lease termination and other income	0.8	1.3
Commercial property revenue	$521.9	$515.1

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In the fourth quarter of 2013, we continued to reduce our lease expiry profile. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire, and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

16	2013 Annual Report

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. Approximately 35% of our leases completed in 2013 have rent escalation clauses that will increase rent by an average of $0.18 per square foot on an annual basis over the term of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2013, we recognized $2.6 million of non-cash rental revenue (compared to $8.0 million in 2012). The decrease over the prior year is primarily due to the expiry of free rent periods at Bay Adelaide West and First Canadian Place in Toronto. Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $250.0 million for the year ended December 31, 2013 (compared to $245.9 million in 2012).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 96.0%. At December 31, 2013, average in-place net rent throughout the portfolio was $27 per square foot, compared with an average market net rent of $33 per square foot. The Trust’s average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides a growth opportunity for the Trust as we replace lower in-place net rents with higher market rents. Accordingly, we anticipate steady growth in our net operating income as the two rates converge over time.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of December 31, 2013:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,750	7.0	28	33
Ottawa, Ontario	1,744	0.5	20	21
Calgary, Alberta	5,635	11.3	29	36
Vancouver, B.C.	582	9.4	22	32
Other	3	—	—	—
Total	16,714	7.9	27	33

(1) Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at December 31 for the past two years is as follows:

	Dec. 31, 2013		Dec. 31, 2012
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,750	94.2	8,750	94.4
Ottawa, Ontario	1,744	96.3	1,744	99.7
Calgary, Alberta	5,635	99.6	5,635	99.6
Vancouver, B.C.	582	87.8	582	98.5
Other	3	100.0	3	100.0
Total	16,714	96.0	16,714	96.9

During 2013, we leased 2,209,000 square feet of space, which included 882,000 square feet of new leasing and 1,327,000 square feet of renewals, compared to expiries of 1,775,000 square feet and accelerated expiries of 572,000 square feet. The average leasing net rent was $29 per square foot, which is an increase of 32% over the average expiring net rent of $22 per square foot. At December 31, 2013, the average leasing net rent related to new and renewed leases was $33 per square foot and $26 per square foot, respectively.

Leasing highlights from the fourth quarter include:

•	1,039,000 square feet in Ottawa
-	A short term renewal for 1,036,000 square feet, and obtained approval from the Treasury Board of Canada Secretariat to an average 9-year, 1,036,000-square-foot renewal, with Public Works and Government Services Canada at Place de Ville I & II

•	299,000 square feet in Calgary
-	A 10-year, 290,000-square-foot new lease with TransCanada PipeLines Limited at Fifth Avenue Place

•	49,000 square feet in Toronto
-	A three-year, 16,000-square-foot new lease with the Bank of Nova Scotia at Exchange Tower

Brookfield Canada Office Properties	17

The details of our leasing activity for the year ended December 31, 2013, are as follows:

	Dec. 31, 2012		Activities during the year ended Dec. 31, 2013						Dec. 31, 2013
	Total			Average(1)			Year One(2)	Average(3)	Total
	Leasable			Expiring	Leasing		Leasing	Leasing	Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	Area	Leased
Toronto, Ontario	8,750	8,262	(559)	$29	372	169	$34	$35	8,750	8,244
Ottawa, Ontario	1,744	1,739	(1,103)	18	8	1,036	23	23	1,744	1,680
Calgary, Alberta	5,635	5,609	(612)	25	494	120	32	34	5,635	5,611
Vancouver, B.C.	582	574	(72)	16	7	2	35	37	582	511
Other	3	3	(1)	—	1	—	—	—	3	3
Total Leasing	16,714	16,187	(2,347)	$22	882	1,327	$28	$29	16,714	16,049

(1) Represents net rent in the final year.

(2) Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods.

(3) Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-ling rent escalations or amortization of free rent periods.

Additionally, during the year ended December 31, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $10.86 per square foot, of which $25.73 per square foot and $0.96 per square foot related to new and renewed leases, respectively, compared to $10.11 per square foot during the same prior year period.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $0.9 million in 2013 (compared to $nil in 2012). The amounts primarily include interest earned on cash balances and other income.

INTEREST EXPENSE

Interest expense totaled $105.2 million in 2013, respectively (compared to $109.3 million in 2012). The decrease is due to the lower average costs of borrowing of 4.22%, compared to 5.21% in 2012, primarily related to refinancings at lower interest rates, coupled with lower interest incurred as a result of the repayment of the outstanding balance on the revolving corporate credit facility and capitalized interest earned on Bay Adelaide East, offset by break fees incurred for early refinancing at Suncor Energy Centre in Calgary during the third quarter of 2013 and higher debt balances compared to the prior year.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $25.4 million in 2013, respectively (compared to $20.9 million in 2012). The increase is primarily due a non-recurring legal charge incurred during the year.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the year ended December 31, 2013, the Trust recognized fair value gains of $22.6 (compared to $388.5 million in 2012). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property values increased from December 31, 2012 supported by changes in the terminal capitalization rates resulting from improved tenant profiles and lower expiry rollover risk. Specifically during 2013, we completed significant new leasing and renewals such as PricewaterhouseCoopers and TransCanada PipeLines Limited in Calgary and Public Works and Government Services Canada in Ottawa as well as continued capital spends in the rest of our portfolio.

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities.

18	2013 Annual Report

Commercial property net operating income

Commercial property net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income and fair value gains (or losses), which does not have a significant impact on the FFO measure reported.

Adjusted Funds from Operations

Adjusted funds from operations or “AFFO” is defined by us as FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures, and straight-line rental income. AFFO is a widely used measure used to assess an entity’s ability to pay distributions.

Total equity per unit

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is the best indicator of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including FFO and changes in the value of our investment properties.

We believe that FFO, AFFO, commercial property net operating income, total equity per unit and net income are measures comparable to organizations in our industry that are organized as REITs.

COMMERCIAL PROPERTY NET OPERATING INCOME

Commercial property net operating income includes commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. One of the ways in which we evaluate performance is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results would exclude properties acquired or sold during each period, as well as significant lease termination and other income (charges) amounts that are non-recurring.

Our commercial property net operating income for the year ended December 31, 2013, was $271.9 million (compared to $269.2 million in 2012). The increase is primarily due to increases in occupancy at Brookfield Place Toronto and Bay Adelaide West in Toronto, continued growth in same property revenues across the Calgary portfolio, offset by expiries at First Canadian Place, Exchange Tower and Royal Centre.

The components of commercial property net operating income are as follows:

(Millions)	2013	2012
Commercial property revenue	$521.9	$515.1
Direct commercial property expense	250.0	245.9
Total	$271.9	$269.2

Brookfield Canada Office Properties	19

Same commercial property operation highlights are as follows:

(Millions)	2013	2012
Commercial property net operating income – same property	$272.9	$267.9
Lease termination and other income (charges)	(1.0)	1.3
Total	$271.9	$269.2

	Dec. 31, 2013	Dec. 31, 2012
Same property average in-place net rent	$27	$27
Same property occupancy	96.0%	96.9%

RECONCILIATION OF COMMERCIAL PROPERTY NET OPERATING INCOME TO NET INCOME

(Millions, except per unit amounts)	2013	2012
Commercial property net operating income	$271.9	$269.2
Add (deduct):
Fair value gains	22.6	388.5
General and administrative expense	(25.4)	(20.9)
Interest expense	(105.2)	(109.3)
Investment and other income	0.9	—
Net income	$164.8	$527.5

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $1.55 per unit during the year ended December 31, 2013 (compared to $1.49 per unit in 2012).

(Millions, except per unit amounts)	2013	2012
Net income	$164.8	$527.5
Add (deduct):
Fair value gains	(22.6)	(388.5)
Amortization of lease incentives	2.5	—
Funds from operations	$144.7	$139.0
Funds from operations attributable to unitholders	40.5	38.9
Funds from operations attributable to non-controlling interest	104.2	100.1
	$144.7	$139.0
Weighted average Trust Units outstanding	26.1	26.1
Funds from operations per Trust unit	$1.55	$1.49

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $1.18 per unit during the year ended December 31, 2013 (compared to $1.15 per unit in 2012).

(Millions, except per unit amounts)	2013	2012
Funds from operations	$144.7	$139.0
Deduct:
Straight-line rental income	(5.1)	(8.0)
Second-generation leasing commissions and tenant improvements (1)	(20.1)	(18.0)
Maintaining value capital expenditures (1)	(9.4)	(5.6)
Adjusted funds from operations	$110.1	$107.4
Adjusted funds from operations attributable to unitholders	30.8	30.1
Adjusted funds from operations attributable to non-controlling interest	79.3	77.3
	$110.1	$107.4
Weighted average Trust Units outstanding	26.1	26.1
Adjusted funds from operations per Trust unit	$1.18	$1.15
Trust unit distributions declared	$1.17	$1.11
Distribution ratio	98%	97%

(1) Current period amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Prior period amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 21.

20	2013 Annual Report

AFFO is calculated by adjusting FFO for straight-line rental income, actual second-generation leasing commissions and tenant improvements, and actual maintaining value capital expenditures for maintaining the infrastructure and current rental revenues of our properties. Actual expenditures will vary from period to period and at times could be materially different depending on the timing of leasing activities and capital plans. As a result, AFFO will experience volatility when comparing period-over-period results. Due to the volatile nature of AFFO, we believe that it is important to compare the actual results with historic and projected averages of leasing costs and maintaining value capital expenditures in order to determine the effects of a full office leasing cycle. Our 5-year historic average reflects the actual leasing activities completed, while the 10-year average projections reflect our leasing expiry profile. We also believe that these averages will provide insight to determining the normalized distribution payout ratio and growth in adjusted funds from operations.

The historic and projected averages are as follows:

	Annual amount
(Millions)	5-year historic coverage	10-year average plan
Second generation
Leasing commissions	$7.5	$6.4
Tenant improvements	13.2	13.8
Maintaining value capital expenditures	3.3	6.3

There is no standard industry defined measure of AFFO; therefore, our methodology of calculating AFFO will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

(Millions)	2013	2012
Cash generated from operating activities	$174.4	$125.6
Add (deduct):
Working capital and other	(37.1)	(2.7)
Leasing commissions and tenant inducements	5.7	10.4
Amortization of deferred financing costs	(3.4)	(2.3)
Second-generation leasing commissions and tenant improvements (1)	(20.1)	(18.0)
Maintaining value capital expenditures (1)	(9.4)	(5.6)
Adjusted funds from operations	$110.1	$107.4

(1) Current period amounts were adjusted to reflect actual expenditures incurred. Prior period amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described above.

Brookfield Canada Office Properties	21

QUARTERLY RESULTS

The results by quarter are as follows:

	2013				2012
(Millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$132.7	$130.0	$130.9	$128.3	$137.8	$128.1	$124.0	$125.2
Commercial property net operating income	67.2	67.5	68.4	68.8	68.5	67.9	66.8	66.0
Interest expense	23.3	30.5	25.5	25.9	27.2	27.1	27.5	27.5
Funds from operations	37.8	33.3	35.4	38.2	35.9	35.5	34.1	33.5
Adjusted funds from operations (1)	22.4	24.4	29.1	34.2	28.0	27.4	26.3	25.7
Net income	50.5	32.6	35.2	46.5	165.6	75.1	134.4	152.4
Net income per Trust unit	$0.54	$0.35	$0.38	$0.50	$1.78	$0.81	$1.44	$1.64

(1) 2013 amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. 2012 amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 21.

In the fourth quarter of 2013, revenues increased as a result of new leases and renewals at market rents. Net income increased in the fourth quarter of 2013, when compared with the third quarter, mainly due to higher fair value gains on investment properties and lower interest expense.

22	2013 Annual Report

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” on page 24) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 24 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 14 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 0.5% of our outstanding investment property and corporate debt at December 31, 2013 is floating-rate debt (December 31, 2012 – 3.8%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $0.1 million on an annual basis or $nil per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $0.7 million on an annual basis or approximately $0.01 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 45.7% of the fair market value of our commercial properties. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Canada Office Properties	23

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.2% of total leasable area and 6.7% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant credit report to identify natural changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our commercial properties portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2014	2015	2016	2017	2018	2019	Beyond	Year of Expiry(3)	Total	% of Sq. Ft.(2)
1	Government and related agencies	Toronto, Ottawa	AAA	1,088	587	204						1,879	11.2%
2	Suncor Energy Inc.	Calgary	BBB+							1,295	2028	1,295	7.8%
3	Bank of Montreal	Toronto, Calgary	A+	22		17		27		1,077	2024	1,143	6.8%
4	Imperial Oil	Calgary	AAA			718						718	4.3%
5	Talisman Energy	Calgary	BBB							527	2025	527	3.2%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-		12	16	52		17	351	Various	448	2.7%
7	Enbridge Inc.	Calgary	A-							333	2028	333	2.0%
8	Deloitte LLP	Toronto, Calgary	Not Rated		98	49				177	2022/2026	324	2.0%
9	Bennett Jones	Toronto, Calgary	Not Rated							319	2021/2027	319	1.9%
10	KPMG Management Services LP	Toronto	Not Rated							297	2025	297	1.8%
11	Canadian Natural Resources	Calgary	BBB+							290	2026	290	1.7%
12	CIBC	Toronto, Calgary	A+							288	2020/2053	288	1.7%
13	Osler, Hoskin & Harcourt	Toronto	Not Rated	61	28					198	2030	287	1.7%
14	EnCana Corporation	Calgary	BBB		241							241	1.4%
15	McMillan LLP	Toronto, Vancouver	Not Rated						109	94	2021/2022	203	1.2%
16	Toronto Stock Exchange	Toronto	Not Rated					186				186	1.1%
17	Goodmans LLP	Toronto	Not Rated							182	2026	182	1.1%
18	The Bay	Toronto	Not Rated						164	15	2020	179	1.1%
19	Gowlings Canada Inc.	Toronto	Not Rated							170	2020	170	1.0%
20	The Manufacturers Life Insurance	Toronto	AA-							169	2022	169	1.0%
	Total			1,171	966	1,004	52	213	290	5,782		9,478	56.7%
	Total %			12.4%	10.2%	10.6%	0.5%	2.2%	3.1%	61.0%		100.0%

(1) From Standard & Poor’s.

(2) Percentage of total leasable area of commercial properties, prior to considering partnership interests in partially owned properties; excludes parking.

(3) Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 6.5% of our leases mature annually up to 2018. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2013.

	Currently								2021
(000’s Sq. Ft.)	Available	2014	2015	2016	2017	2018	2019	2020	& Beyond	Leasable	Parking	Total
Toronto, Ontario	506	272	501	792	539	504	653	971	4,012	8,750	1,851	10,601
Ottawa, Ontario	64	1,099	543	8	5	3	—	9	13	1,744	804	2,548
Calgary, Alberta	24	49	215	468	65	227	100	242	4,245	5,635	1,194	6,829
Vancouver, B.C.	71	8	35	77	20	27	35	49	260	582	258	840
Other	—	—	—	—	—	—	1	—	2	3	—	3
Total	665	1,428	1,294	1,345	629	761	789	1,271	8,532	16,714	4,107	20,821
% of total	4.0%	8.5%	7.7%	8.0%	3.8%	4.6%	4.7%	7.6%	51.1%	100.0%	—	100.0%

24	2013 Annual Report

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence, with the exception of our Calgary properties where 25% of the loss is subject to a $500,000 deductible.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.2 billion.

Brookfield Canada Office Properties	25

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Adoption of Accounting Standards

The Trust adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013.

i.	IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. In accordance with the transitional provisions of IFRS 10, the Trust reassessed the control conclusion for its investees at January 1, 2013 and concluded that no change to our current treatment was required.
ii.	As a result of the adoption of IFRS 11, the Trust has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the Trust classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Trust’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the Trust considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The Trust has re-evaluated its involvement in its joint arrangements and concluded that no change to the previous accounting treatment was required.
iii.	IFRS 12 requires the Trust to disclose information that helps users to evaluate the nature, risks and financial effects associated with the Trust’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The new disclosures have been reflected in the Trust’s annual consolidated financial statements.

The Trust adopted IFRS 13, “Fair Value Measurement”, effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The Trust has assessed its fair value measurement framework and concluded that no change to the current treatment was required. Additional disclosure has been included in the consolidated financial statements to be in accordance with the standard.

The Trust adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”, effective January 1, 2013. Amendments to IAS 1 require the Trust to present the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. At this time, the Trust is not required to present any items in OCI.

Future accounting policy changes

Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. The mandatory effective date of IFRS 9 has not been finalized. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Levies

IFRIC 21, “Levies” clarifies that a liability for a levy, such as property taxes, is recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Trust is currently evaluating the impact to the consolidated financial statements.

26	2013 Annual Report

critical accounting policies

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 11 years including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development are capitalized. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Tax

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent or free-rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status as well as certain industry-specific or geography-specific credit considerations. We also make judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Brookfield Canada Office Properties	27

Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying our accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

i.	Investment property

The Trust’s accounting policies relating to investment property are described in Note 2(f) in the consolidated financial statements. In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

ii.	Common Control Transactions

IFRS does not include specific measurement guidance for transfers of businesses, subsidiaries or assets between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration paid or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with BOPM LP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the year ended December 31, 2013, are amounts paid to BOPM LP for property management services of $14.2 million (compared to $13.8 million in 2012). Included in investment properties during the year ended December 31, 2013, are amounts paid to BOPM LP for leasing and construction services of $4.1 million (compared to $3.1 million in 2012). Included in general and administrative expenses during the year ended December 31, 2013, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $17.5 million (compared to $16.2 million in 2012).

Included in rental revenues during the year ended December 31, 2013, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPO, and its affiliates of $6.3 million (compared to $5.9 million in 2012).

On July 11, 2013, the Trust acquired Bay Adelaide East from BPO for an aggregate total investment of $601.9 million. The Trust purchased the building on an “as-if-completed-and-stabilized basis,” and paid BPO $169.9 million representing the amount invested and value created to date in the project at close. The Trust has committed to fund an additional $26.0 million of up-front equity and an additional $350.0 million that will be funded from a first mortgage construction loan. Additionally, the Trust will make a final payment to BPO of $56.0 million on stabilization, subject to achieving stabilized net operating income and targeted permanent financing. As part of the acquisition of Bay Adelaide East, we formed an independent committee and engaged third-party advisors to evaluate the fairness of the transaction.

28	2013 Annual Report

PART V – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

2013 was a successful year for BOX as we made great progress on all fronts, including significant leasing volume and capital initiatives, solid growth in net operating income and funds from operations, as well as the acquisition of Bay Adelaide East. Our performance over the past year reiterates our belief that BOX offers institutional investors and individual shareholders alike the best option to invest in the most prestigious office properties in Canada. On the leasing front, BOX achieved a full-year leasing total of 2.2 million square feet and our portfolio occupancy rate finished the year at 96.0%, which compares favourably with the Canadian national average of 91.9%. We also improved our 5-year rollover exposure up to 2018 by 5%. With respect to financing initiatives, through the completion of several re-financings and extensions that generated gross proceeds of more than $1.7 billion, we lowered the average cost of debt from 5.2% to 4.2%, extended the average debt term-to-maturity from five to eight years, and repatriated $438 million of capital at ownership. Bay Adelaide East is 60% pre-leased and is on target to be completed in late 2015. It is being developed to the highest level of efficiency and sustainability and will achieve LEED Platinum certification upon completion and along with Bay Adelaide West, it forms the newest, best-in class office precinct in Toronto’s financial core.

Our priorities for 2014 include focusing on leasing objectives, as we continue our strategy of being proactive and maintaining an above-market occupancy rate. At the end of 2013, we experienced a slowdown in leasing velocity in the market that we operating in. However, the fundamentals remain stable in the Class “A” and “AA” sectors, with vacancy rates between 5% to 7%. We are focused on renewing the Government’s lease at Jean Edmonds Tower in Ottawa, and devising re-leasing plans to fill existing voids and minimize rollover exposure in the near to mid-term in Toronto and Vancouver. We also continue to focus on gaining access to the debt markets for opportunities to further reduce our cost of capital and interest rate exposure. And lastly, we will advance and actively monitor the development and lease-up of the Bay Adelaide East Tower and to ensure construction milestones are achieved and completion is on target and on budget.

We ended 2013 with $3.1 billion in net assets at a value per unit of $33.18, a 2.0% increase over the course of the year. In addition, we ended the year with a significant cash position and we will continue to look for opportunities to deploy this cash at attractive returns to unitholders.

With a strong balance sheet offering financial flexibility, a well-leased portfolio with below-market net rents, and solid fundamentals in our markets, BOX is well positioned to deliver on its commitment to unitholders in 2014.

disclosure controls and procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable Canadian and U.S. securities law) as of December 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2013.

Internal Controls over Financial Reporting

There was no change in the Trust’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting. Management has also evaluated the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2013, and based on that assessment concluded that the Trust’s internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 33 of this annual report.

Bryan K. Davis

Chief Financial Officer

March 3, 2014

Brookfield Canada Office Properties	29

DISTRIBUTIONS

Trust distributions declared for the year ended December 31, 2013 and December 31, 2012 are as follows:

(Millions, except per unit amounts)	2013	2012
Paid in cash or DRIP	$27.9	$26.4
Payable at December 31	2.6	2.6
Total	30.5	29.0
Per unit	$1.17	$1.11

30	2013 Annual Report

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the Trust. To fulfill this responsibility, the Trust maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte LLP, the independent auditors appointed by the unitholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Trustees and unitholders their opinion on the consolidated financial statements. Their report as Independent Registered Public Accounting Firm is set out on the following page.

The consolidated financial statements have been further examined by the Board of Trustees and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Trustees. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Trustees, directly and through its Audit Committee, oversees management’s responsibilities and is responsible for reviewing and approving the consolidated financial statements.

Jan Sucharda	Bryan K. Davis
President and Chief Executive Officer	Chief Financial Officer
March 3, 2014

Brookfield Canada Office Properties	31

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Brookfield Canada Office Properties

We have audited the accompanying consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Trust and subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2014 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 3, 2014

Toronto, Canada

32	2013 Annual Report

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Canada Office Properties is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Trustees, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Canada Office Properties’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2013, Brookfield Canada Office Properties’ internal control over financial reporting is effective. There are no material weaknesses that have been identified by Management.

Brookfield Canada Office Properties' internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited Brookfield Canada Office Properties’ consolidated financial statements for the year ended December 31, 2013, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Canada Office Properties' internal control over financial reporting.

Jan Sucharda	Bryan K. Davis
President and Chief Executive Officer	Chief Financial Officer
March 3, 2014

Brookfield Canada Office Properties	33

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Brookfield Canada Office Properties

We have audited the internal control over financial reporting of Brookfield Canada Office Properties and subsidiaries (the “Trust”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Trust and our report dated March 3, 2014 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 3, 2014

Toronto, Canada

34	2013 Annual Report

Consolidated Balance Sheets

(Millions) (CDN$)	Note	Dec. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	5	$5,158.2	$5,090.2
Commercial development	5	232.0	—
		5,390.2	5,090.2

Current assets
Tenant and other receivables	7	17.5	25.4
Other assets	8	6.3	7.0
Cash and cash equivalents	9	194.8	41.0
		218.6	73.4
Total assets		$5,608.8	$5,163.6

Liabilities
Non-current liabilities
Investment property and corporate debt	10	$2,229.1	$1,396.6

Current liabilities
Investment property and corporate debt	10	125.8	616.4
Accounts payable and other liabilities	11	161.6	115.0
		287.4	731.4
Total liabilities		2,516.5	2,128.0

Equity	13
Unitholders’ equity		854.7	838.1
Non-controlling interest		2,237.6	2,197.5
Total equity		3,092.3	3,035.6
Total liabilities and equity		$5,608.8	$5,163.6

See accompanying notes to the consolidated financial statements.

On behalf of the Trust,

Thomas F. Farley	Jan Sucharda
Chairman	President and Chief Executive Officer

Brookfield Canada Office Properties	35

Consolidated Statements of Income and Comprehensive Income

Years ended December 31
(Millions, except per unit amounts) (CDN$)	Note	2013	2012
Commercial property revenue	14	$521.9	$515.1
Direct commercial property expense	14	250.0	245.9
Investment and other income	14	0.9	—
Interest expense	10	105.2	109.3
General and administrative expense	14, 17	25.4	20.9
Income before fair value gains		142.2	139.0
Fair value gains	5	22.6	388.5
Net income and comprehensive income		$164.8	$527.5

Net income and comprehensive income attributable to:
Unitholders		$46.1	$147.7
Non-controlling interest		118.7	379.8
		$164.8	$527.5
Net income per Trust unit – basic and diluted		$1.77	$5.66

See accompanying notes to the consolidated financial statements.

36	2013 Annual Report

Consolidated Statements of Changes in Equity

Years ended December 31 (Millions) (CDN$)	Note	2013	2012
Trust Units
Balance at beginning of year		$551.1	$550.5
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	12	1.0	0.6
Balance at end of year		552.1	551.1
Contributed surplus
Balance at beginning and end of year		3.1	3.1
Retained earnings
Balance at beginning of year		283.9	165.2
Net income		46.1	147.7
Distributions	12	(30.5)	(29.0)
Balance at end of year		299.5	283.9
Total unitholders’ equity		$854.7	$838.1

Non-controlling interest
Balance at beginning of year		$2,197.5	$1,892.1
Net income		118.7	379.8
Distributions	12	(78.6)	(74.4)
Balance at end of year		2,237.6	2,197.5
Total equity		$3,092.3	$3,035.6

See accompanying notes to the consolidated financial statements.

Brookfield Canada Office Properties	37

Consolidated Statements of Cash Flows

Years ended December 31 (Millions) (CDN$)	Note	2013	2012
Operating activities
Net income		$164.8	$527.5
Add (deduct):
Non-cash rental revenue	14	(2.6)	(8.0)
Amortization of deferred financing costs		3.4	2.3
Leasing commissions and tenant inducements		(5.7)	(10.4)
Fair value gains		(22.6)	(388.5)
Interest expense		105.2	109.3
Interest paid		(98.2)	(108.1)
Other working capital		30.1	1.5
Cash flows provided by operating activities		174.4	125.6

Investing activities
Acquisition of commercial developments	5	(169.9)	—
Restricted cash and deposits		0.8	—
Capital expenditures – commercial properties		(36.5)	(48.4)
Capital expenditures – commercial development		(47.0)	—
Cash flows used in investing activities		(252.6)	(48.4)

Financing activities
Investment property debt arranged		1,132.5	310.6
Investment property debt repayments		(684.8)	(186.4)
Investment property debt amortization		(39.6)	(41.8)
Corporate debt arranged		175.0	106.0
Corporate debt repayments		(243.0)	(158.0)
Trust unit distributions paid	19	(29.5)	(28.2)
Class B LP unit distributions paid	19	(78.6)	(73.9)
Cash flows provided by (used in) financing activities		232.0	(71.7)
Increase in cash and cash equivalents		153.8	5.5
Cash and cash equivalents, beginning of year		41.0	35.5
Cash and cash equivalents, end of year		$194.8	$41.0

See accompanying notes to the consolidated financial statements.

38	2013 Annual Report

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended and restated February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of Brookfield Office Properties Inc. (“BPO”), which owns an aggregate equity interest in the Trust of 83.3% as of December 31, 2013 consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

(b)	Basis of presentation

The financial statements have been prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects with exception to the standards adopted in the current year as described in Note 3. New standards and guidelines not effective for the current accounting year are described in Note 4.

(c)	Basis of consolidation

The consolidated financial statements include the accounts of the Trust and its consolidated subsidiaries consisting of BOPC GP Inc. and BOPC LP, which are the entities over which the Trust has control. Control is achieved when the Trust has power over an entity; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. The Trust holds all of the Class A Limited Partnership Units of BOPC LP (“Class A LP Units”). The holders of the Class A LP Units are entitled to vote at all meetings of the partners of BOPC LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of BOPC LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of BOPC LP. The Trust reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Non-controlling interests in the equity and results of the Trust are shown separately in equity on the consolidated balance sheets.

All intercompany assets, liabilities, equity, income, expenses and cash flows relating to transactions between members of the Trust are eliminated in full on consolidation.

(d)	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. This usually results through a direct interest rather than through the establishment of a separate entity. The Trust has determined that its joint arrangements are all joint operations.

Where the Trust undertakes its activities under joint operations, the Trust recognizes its proportionate share of jointly controlled assets, liabilities, revenues and expenses in the consolidated financial statements which are classified according to their nature.

(e)	Fair value measurement

The Trust measures its non-financial assets such as investment properties, at fair value at each balance sheet date. Fair values of financial instruments measured at amortized cost are described in Note 2(j).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Trust takes into account the characteristics of the asset or liability and available market evidence at the measurement date.

Brookfield Canada Office Properties	39

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

(f)	Investment properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial development includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development are capitalized. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(g)	Assets held for sale

Non-current assets and groups of assets and liabilities that comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale, there is an active program to find a buyer, the non-current asset or disposal group is being actively marketed at a reasonable price, the sale is anticipated to be completed within one year from the date of classification, and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are carried at the lesser of carrying amount and fair value less costs to sell. The profit or loss arising on re-classification or sale of a disposal group is recognized as discontinued operations.

(h)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the Trust has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are remeasured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(i)	Revenue recognition

The Trust has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Trust is required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

40	2013 Annual Report

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(j)	Financial instruments and derivatives

Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract, and gains and losses arising from changes in fair value of derivative instruments are recognized in net income in the period the changes occur.

The following summarizes the Trust’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Tenant receivables	Loans and receivables	Amortized cost
Investment property and corporate debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

With the exception of Investment property and corporate debt, the carrying amounts of these financial assets and liabilities approximate fair value. The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(l)	Non-controlling interest

Class B LP Units are classified as non-controlling interest and are presented as a component of equity as they represent equity interests in BOPC LP not attributable, directly or indirectly, to the Trust.

(m)	Income taxes

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust intends to distribute or designates all taxable earnings to unitholders and, under current legislation, the obligation to pay tax rests with each unitholder. No current or deferred tax provision is recognized in the Trust’s financial statements on the Trust’s income.

(n)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)    Leases

The Trust’s policy for revenue recognition on investment properties is described in Note 2(i). In applying this policy, the Trust makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the Trust must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The Trust also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Trust is lessor, are operating or finance leases. The Trust has determined that all of its leases are operating leases.

(ii)  Investment property

The Trust’s accounting policies relating to investment property are described in Note 2(f). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

Brookfield Canada Office Properties	41

(iii) Income taxes

Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

(iv) Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration paid or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(v)   Consolidated financial statements

The Trust’s accounting policies relating to consolidation are described in Note 2(c). In applying this policy, judgment is applied in determining whether the Trust has control over the entity and if facts or circumstances indicate that there are changes to one or more of the elements of control.

(o)	Critical Accounting Estimates and Assumptions

The Trust makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

Investment property

The critical estimates and assumptions underlying the valuation of investment properties are set out in Note 5.

NOTE 3: ADOPTION OF ACCOUNTING STANDARDS

The Trust adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013.

i.	IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. In accordance with the transitional provisions of IFRS 10, the Trust reassessed the control conclusion for its investees at January 1, 2013 and concluded that no change to its current treatment was required.
ii.	As a result of the adoption of IFRS 11, the Trust has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the Trust classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Trust’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the Trust considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The Trust has re-evaluated its involvement in its joint arrangements and concluded that no change to the previous accounting treatment was required.
iii.	IFRS 12 requires the Trust to disclose information that helps users to evaluate the nature, risks and financial effects associated with the Trust’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Disclosures have been reflected in these consolidated financial statements.

The Trust adopted IFRS 13, “Fair Value Measurement”, effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The Trust has assessed its fair value measurement framework and concluded that no change to the current treatment was required. Additional disclosure has been included in these financial statements to be in accordance with the new standard.

The Trust adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. Amendments to IAS 1 require the Trust to present the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. At this time, the Trust is not required to present any items in OCI.

42	2013 Annual Report

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. The mandatory effective date of IFRS 9 has not been finalized. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Levies

IFRIC 21, “Levies” clarifies that a liability for a levy, such as property taxes, is recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Trust is currently evaluating the impact to the consolidated financial statements.

NOTE 5: Investment properties

	Dec. 31, 2013		Dec. 31, 2012
(Millions)	Commercial properties	Commercial development	Commercial properties	Commercial developments
Balance at beginning of year	$5,090.2	$ —	$4,637.9	$ —
Additions:
Acquisition	—	169.9	—	—
Capital expenditures and tenant improvements	35.0	62.1	47.8	—
Leasing commissions	7.0	—	5.8	—
Tenant inducements	0.8	—	2.2	—
Fair value gains	22.6	—	388.5	—
Other changes	2.6	—	8.0	—
Balance at end of year	$5,158.2	$232.0	$5,090.2	$ —

During the third quarter of 2013, the Trust acquired Bay Adelaide East from its parent company, BPO, for an aggregate total investment of $601.9 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing. The Trust paid BPO $169.9 million representing the amount invested and value created to date in the project at close, net of working capital associated with the development. The Trust has committed to fund an additional $26.0 million of up-front equity and an additional $350.0 million that will be funded from a first mortgage construction loan. Additionally, the Trust will make a final payment to BPO of $56.0 million on stabilization, subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017. As part of the acquisition of Bay Adelaide East, the Trust formed an independent committee and engaged third-party advisors to evaluate the fairness of the transaction. The assets, liabilities and earnings from Bay Adelaide East have been included in the consolidated financial statements commencing from July 11, 2013.

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals.

Brookfield Canada Office Properties	43

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	December 31, 2013			December 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	8.00%	6.00%	6.49%	7.75%	6.00%	6.45%
Terminal cap rate	7.00%	5.25%	5.67%	7.00%	5.25%	5.63%
Hold period (yrs)	13	10	11	14	10	11

Western region
Discount rate	6.75%	6.00%	6.34%	7.25%	6.00%	6.43%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $130.6 million and $167.7 million or 2.5% and 3.3%, respectively at December 31, 2013.

During the year ended December 31, 2013, the Trust capitalized a total of $60.6 million (compared to $nil during the year ended December 31, 2012) of costs related to commercial developments. Included in this amount is $3.3 million (compared to $nil during the year ended December 31, 2012) of property taxes and other related costs and $4.4 million (compared to $nil during the year ended December 31, 2012) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments was 4.9%. Included in construction and related costs for the year ended December 31, 2013, is $49.0 million paid to a subsidiary of Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPO, pursuant to contracts to construct investment properties.

Investment properties with a fair value of approximately $929.0 million (compared to $924.4 million at December 31, 2012) are situated on land held under leases or other agreements largely expiring after the year 2023. Investment properties do not include any properties held under operating leases.

Investment properties with a fair value of $4,738.7 million (compared to $4,681.0 million at December 31, 2012) are pledged as security for investment property and corporate debt.

NOTE 6: INVESTMENT IN JOINTLY CONTROLLED OPERATIONS

The Trust undertakes its activities under jointly controlled operations through direct interests in assets, rather than through the establishment of a separate entity. The Trust’s interests in the following properties are classified as joint operations and, accordingly, the Trust has recognized its share of the related assets, liabilities, revenues and expenses for the following properties:

		Principal place of	Ownership Interest and voting rights
Jointly controlled assets	Nature	business/incorporation	Dec. 31, 2013	Dec. 31, 2012
Exchange Tower	Commercial office property	Toronto, Ontario	50%	50%
Fifth Avenue Place	Commercial office property	Calgary, Alberta	50%	50%
Bankers Hall	Commercial office property	Calgary, Alberta	50%	50%
Bankers Court	Commercial office property	Calgary, Alberta / Toronto, Ontario	50%	50%
Suncor Energy Centre	Commercial office property	Calgary, Alberta	50%	50%
Brookfield Place Retail	Commercial office property	Toronto, Ontario	50%	50%
Brookfield Place Parking	Commercial office property	Toronto, Ontario	56%	56%
First Canadian Place (1)	Commercial office property	Toronto, Ontario	25%	25%
2 Queen St. E.	Commercial office property	Toronto, Ontario	25%	25%
151 Yonge St.	Commercial office property	Toronto, Ontario	25%	25%
Place de Ville I	Commercial office property	Toronto, Ontario	25%	25%
Place de Ville II	Commercial office property	Toronto, Ontario	25%	25%
Jean Edmonds Towers	Commercial office property	Toronto, Ontario	25%	25%

(1) First Canadian Place is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to an extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

44	2013 Annual Report

NOTE 7: TENANT AND OTHER RECEIVABLES

As of December 31, 2013, a reserve totaling $0.1 million has been recorded against uncollectible tenant receivables (compared to $0.2 million at December 31, 2012).

As of December 31, 2013, $0.4 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to $0.2 million at December 31, 2012).

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently no one tenant represents more than 6.7% of commercial property revenue. This risk is further managed by signing long-term leases with tenants who have investment grade credit ratings.

NOTE 8: OTHER ASSETS

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Prepaid expenses and other assets	$6.3	$6.2
Restricted cash	—	0.8
Total	$6.3	$7.0

NOTE 9: CASH AND CASH EQUIVALENTS

At December 31, 2013, the Trust had $nil of cash placed in term deposits, which is consistent with the amount at December 31, 2012. For the year ended December 31, 2013, interest income of $0.9 million was recorded on cash and cash equivalents, compared to $nil in 2012.

Note 10: Investment property and corporate debt

	Dec. 31, 2013		Dec. 31, 2012
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Investment property debt – fixed rate	4.22%	$2,342.1	5.29%	$1,935.7
Investment property and corporate debt – floating rate	3.00%	12.8	3.18%	77.3
Total investment property and corporate debt	4.22%	$2,354.9	5.21%	$2,013.0

Current		$125.8		$616.4
Non-current		2,229.1		1,396.6
Total debt		$2,354.9		$2,013.0

The Trust’s secured investment property and corporate debt is non-recourse to the Trust with the exception of $104.8 million (compared to $103.9 million at December 31, 2012) which has limited recourse to the Trust’s parent, BPP and $nil (compared to $67.7 million at December 31, 2012) which has recourse to the Trust.

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2013
2014	$47.2	$78.6	$125.8	5.08%
2015	44.1	235.1	279.2	3.20%
2016	42.9	5.0	47.9	3.15%
2017	45.3	28.6	73.9	5.64%
2018	47.4	—	47.4	—%
2019 and thereafter	270.8	1,509.9	1,780.7	4.29%
Total	$497.7	$1,857.2	$2,354.9	4.22%

For the year ended December 31, 2013, interest of $105.2 million (compared to $109.3 million in 2012) was recorded on investment property and corporate debt.

Approximately 0.5% of the Trust’s outstanding commercial property and corporate debt at December 31, 2013, is floating rate debt (compared to 3.8% at December 31, 2012). The effect of a 100 basis-point increase in interest rates on interest expense relating to floating rate debt, all else being equal, is an increase in interest expense of $0.1 million on an annual basis. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $0.7 million on an annual basis.

Brookfield Canada Office Properties	45

The fair value of investment property and corporate debt (categorized as level 3 in the fair value hierarchy) is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of December 31, 2013, the fair value of investment property and corporate debt exceeds the principal loan value of these obligations by $8.3 million (compared to an excess of $71.3 million at December 31, 2012).

Interest rate risk arises when the fair value or future cash flows of commercial property and corporate debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Trust, or on any terms at all. The Trust attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Trust has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Trust’s strategy to stagger its borrowing maturities attempts to mitigate the Trust’s exposure to excessive amounts of debt maturing in any one year. The Trust has debt totaling $78.6 million maturing in 2014, representing 3.3% of the Trust’s total debt outstanding at December 31, 2013, of which $9.2 million and $69.4 million matures in the third and fourth quarters of 2014, respectively.

The details of the financing transactions completed in 2013 are as follows:

(Millions)			New Proceeds (1)	Net Proceeds Generated (1)	Interest Rate (%)	Mortgage Detail	Maturity
Brookfield Place Toronto	Q1	Refinancing	$525.0	$213.0	3.244%	Non-recourse	January 2020
105 Adelaide St. West	Q2	Refinancing	37.5	16.8	3.870%	Non-recourse	May 2023
Hudson’s Bay Centre	Q2	Extension	—	—	2.999%	Limited recourse	May 2015
Suncor Energy Centre	Q3	Refinancing	275.0	61.8	5.188%	Non-recourse	August 2033
$200M Corporate Revolver	Q3	Extension	—	—	BA + 1.75%	Recourse	August 2017
Bankers Hall	Q4	Refinancing	300.0	146.0	4.377%	Non-recourse	November 2023

(1) Excludes financing costs.

During the first quarter of 2013, the Trust repaid the amount drawn on the revolving corporate credit facility of $68.0 million.

During the fourth quarter of 2013, an advance of $5.0 million was drawn from the Bay Adelaide East construction facility at an average interest rate of 3.15%.

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$141.0	$102.3
Accrued interest	20.6	12.7
Total	$161.6	$115.0

NOTE 12: DISTRIBUTIONS

The following tables present distributions declared for the year ended December 31, 2013 and December 31, 2012:

	2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$27.9	$72.1
Payable as at December 31, 2013	2.6	6.5
Total	$30.5	$78.6
Per unit	$1.17	$1.17

	2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$26.4	$67.9
Payable as at December 31, 2012	2.6	6.5
Total	$29.0	$74.4
Per unit	$1.11	$1.11

46	2013 Annual Report

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the year ended December 31, 2013, $952,973 (dollars) or 34,953 Trust Units were issued through the DRIP, compared to $610,349 (dollars), or 22,322 Trust Units in 2012.

NOTE 13: EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2013	Dec. 31, 2012
Trust Units	$552.1	$551.1
Contributed surplus	3.1	3.1
Retained earnings	299.5	283.9
Unitholders’ equity	854.7	838.1
Non-controlling interest	2,237.6	2,197.5
Total	$3,092.3	$3,035.6

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units.

The following tables summarize the changes in the units outstanding during the year ended December 31, 2013 and December 31, 2012:

	2013
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,132,882	67,088,022
Units issued pursuant to DRIP	34,953	—
Total units outstanding at December 31, 2013	26,167,835	67,088,022

	2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,110,560	67,088,022
Units issued pursuant to DRIP	22,322	—
Total units outstanding at December 31, 2012	26,132,882	67,088,022

At December 31, 2013, the weighted average number of Trust Units outstanding was 26,150,847 (compared to 26,121,860 at December 31, 2012).

In November 2013, the Trust renewed its normal course issuer bid for its Trust Units for a further one-year period. During the twelve-month period commencing November 7, 2013, and ending November 6, 2014, the Trust may purchase on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange, and/or other exchanges or alternative trading systems if eligible, or by such other means as may be permitted by the TSX, up to 1,308,057 Trust Units, representing approximately 5% of its issued and outstanding Trust Units. No Trust Units were repurchased by the Trust under its normal course issuer bid for the year ended December 31, 2013. A copy of the Notice of Intention relating to the Trust’s normal course issuer bid may be requested without charge from the Trust.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B LP Units of BOPC LP and are not transferable separately from the Class B LP Units to which they relate. Upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Brookfield Canada Office Properties	47

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

BOPC LP is a subsidiary of BOX, which owns 100% of the issued and outstanding Class A LP Units of BOPC LP. Summarized financial information for BOPC LP has not been disclosed as all the investment properties are held in BOPC LP and as such BOPC LP is substantially the same as BOX.

NOTE 14: REVENUE AND Expenses

(a) Commercial property revenue

The components of revenue are as follows:

(Millions)	2013	2012
Rental revenue	$518.5	$505.8
Non-cash rental revenue	2.6	8.0
Lease termination and other income	0.8	1.3
Commercial property revenue	$521.9	$515.1

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	2013	2012
Not later than 1 year	$250.7	$246.1
Later than 1 year and not longer than 5 years	886.8	862.6
Later than 5 years	1,134.8	1,136.9
	$2,272.3	$2,245.6

(b)   Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and administrative expense:

(Millions)	2013	2012
Employee benefits	$18.5	$18.4
Interest expense	105.2	109.3
Property maintenance	117.5	114.1
Real estate taxes	108.2	107.5
Ground rents	7.0	7.2
Asset management fees and other	24.2	19.6
Total expenses	$380.6	$376.1

Operating expenses include ground rent expenses for the year ended December 31, 2013, of $7.0 million (compared to $7.2 million in 2012) representing rent expense associated with operating leases for land on which certain of the Trust’s investment properties are situated. These leases have remaining terms of between 10 and 101 years. The Trust does not have an option to purchase the leased land at the expiry of the lease periods.

48	2013 Annual Report

Future minimum lease payments under these arrangements are as follows:

(Millions)	2013	2012
Not later than 1 year	$6.9	$7.0
Later than 1 year and not longer than 5 years	27.6	28.0
Later than 5 years	456.4	464.7
	$490.9	$499.7

(c)    Investment and other income

Investment and other income was $0.9 million for the year ended December 31, 2013 (compared to $nil in 2012). The amounts primarily include interest earned on cash balances and other income.

NOTE 15: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59.7 million ($63.0 million Australian dollars), is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the Trust is $15.2 million ($16.0 million Australian dollars), which has been fully provided for in the Trust’s financial statements. The Trust anticipates that this specific litigation will be settled in 2014.

(c) As of December 31, 2013, the Trust had commitments totaling $177.5 million for the development costs of Bay Adelaide East in Toronto, of which $157.5 were owed to third parties.

(d) The Trust has currently guaranteed up to $200.0 million related to its revolving corporate credit facility. As of December 31, 2013 the Trust has issued letters of credit of $3.6 million related to its revolving corporate credit facility.

(e) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence, with the exception of our Calgary properties where 25% of the loss is subject to a $500,000 deductible. With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.2 billion.

NOTE 16: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 17: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the year ended December 31, 2013, are amounts paid to BOPM LP for property management services of $14.2 million (compared to $13.8 million in 2012). Included in investment properties during the year ended December 31, 2013, are amounts paid to BOPM LP for leasing and construction services of $4.1 million (compared to $3.1 million in 2012). Included in general and administrative expenses during the year ended December 31, 2013, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $17.5 million (compared to $16.2 million in 2012).

Included in rental revenues during the year ended December 31, 2013, are amounts received from BAM and its affiliates of $6.3 million (compared to $5.9 million in 2012).

Brookfield Canada Office Properties	49

Refer to Note 5, Investment Properties, for information on the acquisition of Bay Adelaide East development from BPO as well as details of construction and related costs paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

Compensation of Independent Trustees

The remuneration of independent trustees during the year ended December 31, 2013 and 2012 was as follows:

(Millions)	2013	2012
Cash compensation	$0.2	$0.2
Unit-based awards	0.2	0.2
	$0.4	$0.4

The remuneration of independent trustees is determined by the Trust’s Governance and Nominating Committee having regard to the complexity of the Trust’s operations, the risks and responsibilities involved in being a trustee of the Trust, the requirement to participate in scheduled and special board meetings, expected participation on the board’s standing committees and compensation paid to trustees of comparable entities.

NOTE 18: CAPITAL MANAGEMENT AND LIQUIDITY

The Trust employs a broad range of financing strategies to facilitate growth and manage financial risk.

The Trust continually strives to reduce its weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As of December 31, 2013, the weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.7% (compared to 7.4% in 2012)

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Liabilities
Investment property and corporate debt	4.2%	5.2%	$2,354.9	$2,013.0
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	696.9	764.0
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,784.9	1,964.0
Total	6.7%	7.4%	$4,836.7	$4,741.0

(1) Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the TSX.

(3) Assumes a long-term 9.0% return on equity for December 31, 2013 and December 31, 2012.

Investment property and corporate debt

The Trust’s investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust, thereby reducing the overall financial risk to the Trust. These financings are typically structured on a loan-to-appraised value basis of between 50% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance investment property and enhances equity returns.

The Trust is subject to certain covenants on its borrowings, including debt service coverage and loan-to-value thresholds. As of December 31, 2013, the Trust was in compliance with all of its covenants.

The Trust’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities, and cash provided by financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on credit facilities, and refinancings, including upward refinancings, of maturing indebtedness are the Trust’s principal sources of capital used to pay operating expenses, distributions, debt service, and recurring capital and leasing costs in its investment property portfolio.

The principal liquidity needs for periods beyond the next year are for unit distributions, scheduled debt maturities, recurring and non-recurring capital expenditures, and development costs. The Trust’s strategy is to meet these needs with one or more of the following:

•	cash flow from operations;
•	construction loans; and
•	credit facilities and refinancing opportunities.

50	2013 Annual Report

The Trust attempts to match the maturity of its commercial property and corporate debt portfolio with the average lease terms of its properties. At December 31, 2013, the average term to maturity of the Trust’s investment property and corporate debt portfolio was eight years and the Trust’s average lease term of its properties was approximately eight years. The Trust will continue to make efforts to match the maturity of the investment property and corporate debt portfolio with the average lease term of its properties.

The following table presents the contractual maturities of the Trust’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2-3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$3,107.6	$224.2	$499.3	$280.4	$2,103.5
Accounts payable and other liabilities	161.6	161.6	―	―	―

(1) Includes repayment of principal and interest.

NOTE 19: OTHER INFORMATION

Supplemental cash flow information:

	2013		2012
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders	$30.5	$78.6	$29.0	$74.4
Add: Distributions payable at the beginning of the year	2.6	6.5	2.4	6.0
Less: Distributions payable at the end of the year	(2.6)	(6.5)	(2.6)	(6.5)
Less: Distributions to participants in DRIP	(1.0)	—	(0.6)	—
Cash distributions paid	$29.5	$78.6	$28.2	$73.9

Note 20: APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved by the Trust’s Board of Trustees and authorized for issue on January 27, 2014.

Brookfield Canada Office Properties	51

Unitholder Information

DISTRIBUTION PAYMENT DATES

	2014		2013		2012
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$0.0975	$0.0975	$0.0975	$0.0975	$0.09	$0.09
February 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
March 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
April 15			0.0975	0.0975	0.09	0.09
May 15			0.0975	0.0975	0.09	0.09
June 15			0.0975	0.0975	0.09	0.09
July 15			0.0975	0.0975	0.09	0.09
August 15			0.0975	0.0975	0.09	0.09
September 15			0.0975	0.0975	0.09	0.09
October 15			0.0975	0.0975	0.0975	0.0975
November 15			0.0975	0.0975	0.0975	0.0975
December 15			0.0975	0.0975	0.0975	0.0975

52	2013 Annual Report

Selected Financial and Operational Information

December 31 (Millions, except per-unit and operating information)	2013	2012	2011
Financial results
Commercial property net operating income	$271.9	$269.2	$234.6
Funds from operations	144.7	139.0	127.0
Adjusted funds from operations (1)	110.1	107.4	95.4
Distributions	109.1	103.4	100.7
Net income	164.8	527.5	355.4
Total assets	5,608.8	5,163.6	4,698.1
Unitholders’ equity	854.7	838.1	718.8

Per Trust unit
Trust Units outstanding	26,167,835	26,132,882	26,110,560
Class B LP Units outstanding	67,088,022	67,088,022	67,088,022
Funds from operations	1.55	1.49	1.36
Adjusted funds from operations (1)	1.18	1.15	1.02
Distributions	1.17	1.11	1.08
Unitholders value	33.18	32.57	28.01

Operating data
Number of commercial properties	28	28	28
Total area (000’s of sq. ft.)	20,821	20,716	20,716
Owned interest (000’s of sq. ft.)	11,796	11,685	11,685
Average occupancy (%)	96.0	96.9	96.2

(1) Current period amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Prior period amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 21 of the MD&A.

Brookfield Canada Office Properties	53

Board of Trustees	Officers

Thomas F. Farley	T. Jan Sucharda
Chairman of the Board	President and Chief Executive Officer
President and Global Chief Operating Officer
Brookfield Office Properties Inc.	Bryan K. Davis
Chief Financial Officer

T. Jan Sucharda	Stefan Dembinski
President and Chief Executive Officer	Senior Vice President, Asset Management, Eastern and
Brookfield Canada Office Properties	Chief Sustainability Officer

Ian Parker
Dennis H. Friedrich	Senior Vice President, Asset Management, Western
Chief Executive Officer
Brookfield Office Properties Inc.	Deborah R. Rogers
Senior Vice President, Legal Counsel, Secretary
Paul D. McFarlane
Corporate Director	Ryk Stryland
Senior Vice President, Development
Colum Bastable
Chairman, Cushman & Wakefield Ltd.	T. Nga Trinh
Senior Vice President, Investments
Roderick D. Fraser, Ph.D., O.C.
Officer, Order of Canada	D. Cameron Black
Vice President, Legal Counsel, Western
Susan Riddell Rose
President, Perpetual Energy Inc.	Matthew Cherry
Vice President, Investor Relations and Communications

Elliott S. Feintuch
Vice President, Legal Counsel, Eastern

Michael Yam
Vice President & Controller

Michelle L. Campbell
Assistant Secretary

54	2013 Annual Report

Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet and one development property totaling 980,000 square feet. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER INQUIRIES

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Vice President, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the Trust’s Transfer Agent:

CST TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel: 416.682.3860 / 800.387.0825

Fax: 888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

Brookfield Canada Office Properties	55

www.brookfieldcanadareit.com

56	2013 Annual Report